

August 3, 2023

Bert Nappier
Executive Vice President and Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339

> **Re: Genuine Parts Company**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-05690**

Dear Bert Nappier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 19

1. You present total segment profit and total segment margin that appear to be non-GAAP financial measures in MD&A. Please remove these non-GAAP measures or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q filed in fiscal year 2023.

Non-GAAP Financial Measures, page 22

2. You record a tax impact of adjustments representing 2.7% of the total adjustments made in determining adjusted net income as compared to the GAAP effective tax rate of 24.8% in fiscal year 2022. Please expand your disclosure to clarify how you determined the tax

effect of non-GAAP adjustments in calculating the adjusted net income and adjusted diluted EPS in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Consolidated Balance Sheet, page 36</u>

3.   Please state separately, in your balance sheet or in a note thereto, any elements of prepaid expenses and other current assets in excess of five percent of your total current assets. Refer to Rule 5-02(8) of Regulation S-X. In addition, please separately state any elements of other current liabilities in excess of five percent of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services